October 19, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

  Re:  California Micro Devices Corporation
       Amendment No. 1 to Registration Statement on Form S-3
       File No.  333-44986

Ladies and Gentlemen:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, California Micro Devices Corporation (the "Company") hereby requests that the above-referenced Registration Statement be withdrawn and that the Securities and Exchange Commission consent to this request.

          The Company hereby confirms that no offers or sales of the Company's Common Stock have been made under the above-referenced Registration Statement. Such Registration Statement is being withdrawn due to current market conditions. The market price of the Company's Common Stock has fallen from $24.00 per share when the Registration Statement was initially filed to $11.50 on October 18, 2000.

          Please contact our counsel, Richard Boehmer, Esq. of O'Melveny & Myers LLP, at 213 430-6643 (telephone) or 213 430-6407 (fax) to confirm the consent of the Securities and Exchange Commission to the withdrawal of said Registration Statement or if you have any questions.

                       Very truly yours,

                       CALIFORNIA MICRO DEVICES CORPORATION


                       By: /s/   JOHN E.TREWIN
                                 John E. Trewin
                       Vice President and Chief Financial Officer

cc:  Mr. Geoff Edwards
     (Via Fax:  202 942-9585)